Press Release from the Atlas Copco Group

For further information please contact:
Mattias Olsson, Investor Relations Manager
[redacted]3 8291 or +46 (0)70 518 8291

sson, Investor Relations Coordinator
3 8290 or +46 (0)70 497 8290
e.atlascopco.com

06016702

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RECEIVED
2006 SEP 11 P 12:49
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Atlas Copco's Capital Markets Day – December 4-5, 2006

Stockholm, September 5, 2006: Atlas Copco will host its annual Capital Markets Day on December 4-5, 2006, in Antwerp, Belgium. Please note the change of date.

The purpose of the Capital Markets Day is to give an update on the strategy and development of the Atlas Copco Group and also to cover a specific theme. This time the main focus is on the Compressor Technique business area. Antwerp, Belgium is the center of Atlas Copco's compressor business and the days will be used to give participants a more in-depth look at the activities in this business area.

Participating from Atlas Copco will be Gunnar Brock, President and CEO, Hans Ola Meyer, CFO, Ronnie Leten, Business Area President, and the management team of the Compressor Technique business area.

To participate in the Capital Markets Day, please register via the Internet no later than November 3, www.atlascopco.com/ir, where you can also find further information.

Atlas Copco is a world leading provider of industrial productivity solutions. The products and services range from compressed air and gas equipment, generators, construction and mining equipment, industrial tools and assembly systems, to related aftermarket and rental. In close cooperation with customers and business partners, and with more than 130 years of experience, Atlas Copco innovates for superior productivity. Headquartered in Stockholm, Sweden, the Group's global reach spans more than 150 markets. In 2005, Atlas Copco had 27 000 employees and revenues of BSEK 53 (MEUR 5 600).
Learn more at www.atlascopco.com.

PROCESSED
SEP 1 1 2006
THOMSON FINANCIAL

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For further information please contact:
Ronnie Leten, Business Area President, Compressor Technique
+32 (0)3 870 21 10 or +32 (0)477 222 685
Joanna Canton, Media Relations Manager
+44 (0)1442 22 23 12 or +44 (0)7971 65 01 15

RECEIVED
2006 SEP 11 P 12:49
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Atlas Copco to acquire Chinese compressor company

Stockholm, Sweden, September 6, 2006: Atlas Copco (China) Investment Co. Ltd. has signed a contract to acquire the Shanghai Bolaite Compressor Co., Ltd. The company has a turnover of approximately MSEK 137 (MEUR 14.7) and 309 employees. The acquisition is expected to close within a month.

Bolaite, headquartered in Shanghai, China, manufactures and distributes piston compressors and oil-injected screw compressors below 450 kW, and dryers. Bolaite was established in 1999. It has over the years built up a solid sales and service organization, and has an extensive distributor network in China.

"The acquisition is in line with Atlas Copco's strategy to increase its production, sales and service presence in the growing Chinese market. Bolaite has a good brand reputation with its customer base," says Ronnie Leten, Business Area President, Atlas Copco Compressor Technique.

Bolaite will become part of Atlas Copco Compressor Technique's Industrial Air division. After the acquisition is completed, Atlas Copco will continue to distribute the products under the Bolaite brand.

The Atlas Copco Group currently has more than 110 sales and service offices throughout China, and over 2000 employees. In addition there are more than 200 distributors. The Group's eight production facilities are located in Wuxi (3), Liuzhou, Nanjing, Shenyang, Qingdao and Zhangjiakou.

Atlas Copco is a world leading provider of industrial productivity solutions. The products and services range from compressed air and gas equipment, generators, construction and mining equipment, industrial tools and assembly systems, to related aftermarket and rental. In close cooperation with customers and business partners, and with more than 130 years of experience, Atlas Copco innovates for superior productivity. Headquartered in Stockholm, Sweden, the Group's global reach spans more than 150 markets. In 2005, Atlas Copco had 27 000 employees and revenues of BSEK 53 (MEUR 5 600).
Learn more at www.atlascopco.com.

Industrial Air is a division within Atlas Copco's Compressor Technique business area. It develops, manufactures and markets oil-injected and oil-free air compressors and Quality Air solutions worldwide, under several brands, for all kinds of industries. The division focuses on professional service, air monitoring and connectivity solutions to further improve customers' productivity. The divisional headquarters and main production center are located in Antwerp, Belgium.